Leo Borchardt +44 20 7418 1334 leo.borchardt@davispolk.com davispolk.com	Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR

February 9, 2023

Re:	Forbion European Acquisition Corp.

Form 10-K for the year ended December 31, 2021

Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2022

File No. 001-41148

Ms. Jennifer Monick

Mr. Eric McPhee

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Forbion European Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 1, 2023 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the Form 10-Q for the quarterly period ended September 30, 2022.

Set forth below is the Company’s response to the Staff’s comment included in the Comment Letter. For convenience, the Staff’s comment included in the Comment Letter is repeated below in italics, followed by the Company’s response to such comment as well as a summary of the responsive actions taken.

Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2022

General

1. We have reviewed your amended Forms 10-Q for the quarterly periods ended September 30, 2022, June 30, 2022, March 31, 2022 and September 30, 2021, and note that you have only provided the Signatures section of each filing. Please revise your amended filings to include the entire periodic report, including the exhibits required by Item 601 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amendments to the Forms 10-Q for the quarterly periods ended September 30, 2022, June 30, 2022, March 31, 2022 and September 30, 2021 (the “Amendments”) were filed solely to amend the signature pages of the respective original Forms 10-Q (the “Forms 10-Q”) to include the signatures of the Company’s principal financial officer and principal accounting officer, as required by General Instruction G of Form 10-Q. The Amendments did not include any other change to the Forms 10-Q.

However, to facilitate the swift resolution of the Staff’s comment, the Company will file new amendments to the Forms 10-Q with the Staff electronically via EDGAR to include the entire periodic reports originally filed with the Forms 10-Q, including the exhibits required by Item 601 of Regulation S-K.

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities

*****

We hope that the foregoing has been responsive to the Staff’s comment. To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact me at +44 20 7418 1334 or leo.borchardt@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Leo Borchardt
Leo Borchardt, Esq.

cc:	Cyril Lesser, Chief Financial Officer

Forbion European Acquisition Corp.

2